August 9, 2019

Jason Gardner
Chief Executive Officer
Magenta Therapeutics, Inc.
100 Technology Square
Cambridge, MA 02139

       Re: Magenta Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 8, 2019
           File No. 333-233127

Dear Mr. Gardner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance